UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
CEO Bulletin
Brisbane, Australia — 22nd June 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
This is the first part of a two-part CEO Bulletin. In this initial message I focus on the Share Purchase Plan and recent successes. Later this week I will release the second part, in which I intend to review each of our products and their development more specifically, together with our future plans.
Fellow Shareholders,
I write to you at a very important time for our Company. Over the last few months we have delivered a string of successes in terms of progress on our core weapons development. Most importantly we have brought a remarkable new weapon — the ultra-light MAUL™ 12 Gauge shotgun, from concept to public demonstration firings in record time, supported by US military contracts. Market feedback on MAUL™ has been nothing short of spectacular, and I think we have really discovered a capability gap that both military and law enforcement communities are eager to fill.
The Metal Storm production business model is sound, with the IP we hold giving us the opportunity to benefit not only from weapon sales, but also from recurring sales of ammunition. The potential for Metal Storm is closer and more significant than it has ever been.

Today, however, we face a financial challenge that could prevent us from realising that potential. By now you will all be aware of the Share Purchase Plan (SPP), and each eligible shareholder should have received information and an application form in the post. We need your support in this SPP as a key part of a capital restructure that will enable us to take our weapons to market, and realise the potential that this Company has.
In this Bulletin I will explain more about the Share Purchase Plan, and give a more detailed update on recent successes.
Share Purchase Plan
Please visit: http://www.metalstorm.com/spp/ This web page gives shareholders a rapid update on key successes in 2009, the most recent videos, an SPP FAQ and Timetable.
The SPP investment is to form a critical bridge by which the Company can offer to extend its existing convertible notes for a further two years, secure further investment, and continue to progress its weapon design, qualification, sales and marketing.
Importantly though, we also want to provide an opportunity for shareholders to gain clear benefits from participation. The benefits we see include:
•	You are helping to give the Company a path to deliver its incredible technology to allied troops and law enforcement personnel worldwide

•	It is a cost effective way to increase your shareholding, reduce your average stock price and reduce the effect of dilution

•	You are directly investing in your Company’s future. Your investment goes directly to the Company to fund final development, qualification, sales and marketing.

•	With a successful SPP and capital restructure there is the potential to deliver a strong financial outcome to shareholders when volume weapons orders are fulfilled.
We hold money from the SPP in trust. If insufficient funds are raised, we will return your money immediately after the SPP closes. If for any reason the convertible note extension does not go ahead, your money will be refunded. These provisions are there with the sole purpose of protecting your SPP investment in the unlikely event that one of the above conditions is not met.
Please carefully read and understand the Share Purchase Plan offer document. It provides more detail on the offer. Please use the website to become more familiar with the current position of the Company and its products and gain access to the SPP FAQ. The recent AGM speeches and presentations are also available, as are the Annual Reports and ASX releases. I believe it is important that the investment suits you personally, so if you have any further questions please call 1300 552 270.

Recent Successes
1 NDIA Conference and Firings
The NDIA Small Arms Symposium was a very successful event for the company. Many key US DOD operational and procurement personnel were there. Also present were over 40 small arms and equipment suppliers. We fielded one of the largest booths at the event, and launched
MAUL™ as a new product to the small arms community.
The capability MAUL™ offers as an ultra light. Modular, semi automatic 12 gauge shotgun which fires both less lethal and lethal munitions out to medium range was embraced by all user communities as an exciting and attractive new weapon. The MAUL™’s weight at 800 grams, and the ability to fire up to 5 rounds as fast as the user can pull the trigger were highlights for operational personnel. Also the rapid reload, with a single smooth action needed to eject the empty munition tube and reload a full 5 round tube was seen as a substantial operational benefit compared with any other 12 gauge system.
A real benefit for us at the show was that the competitive products to both MAUL™ and 3GL were also being shown, so attendees could handle the weapons and compare them directly with Metal Storm systems. This added significant credibility to the direct positive feedback that we received throughout the show.

The highlight of the Symposium was the live firing demonstration. Around 40 vendors positioned their weapons on a long firing line at Nellis Airforce Base and over 400 attendees had the opportunity to fire the weapons at targets up to and beyond 500 metres.
At the event we fired over 120 rounds from 3GL and MAUL™, with key DOD and industry officials in attendance. While the concept of Metal Storm stacked projectiles is now quite widely known, there is nothing like seeing it being fired and firing it yourself to really appreciate the benefits. The resultant reaction from key people attending the firings was one of being surprised and impressed at how easy to use, light and practical these weapons are.
I personally fired several rounds from 3GL at a target range of 270m. I also had the chance to fire the MilKor 6 shot (18lb), the M320 single shot and the M203 single shot grenade launchers. I found the 3GL comfortable, easy to fire accurately and weighing in at less than 5lb, the multiple shots came at almost no weight penalty compared to single shot systems.
Please visit the following link to see video of the firings: http://video-us.metalstorm.us/release/NDIA.html For those of you that saw our first shoulder firings (complete with ballistic vest and Kevlar helmet), you will notice the difference in attire for the NDIA firings and the confidence we now have to routinely fire our weapons.
2 MAUL™ ONR Contract Firing Deliverable
Metal Storm Inc is currently engaged on a US$935,695 contract with the Office of Naval Research for MAUL™ development. In May, MSI delivered a MAUL™ demonstration shoulder firing to ONR at as a key deliverable under this contract.
3 3GL Endurance Firing and Man Firing Certification
Earlier this year we completed certification for 3GL and 40mm non-explosive ammunition. Following this success, we have been focused on completing endurance firing and environmental proof tests.
We now have in-house facilities to take our weapons and ammunition down to below -56°C, and routinely test fire at these temperatures. A major milestone was a successful 200 round endurance firing, performed without cleaning the 3GL. Among other test outcomes, this firing proved that the use of plastic in the munition tail caused no negative effects or any build-up of plastic deposits in the rifling of the weapon. All of these tests are being carried out to ensure that the official qualification tests themselves proceed without a hitch.

4 Marketing & Business Development
So far this year we have attended three major exhibitions. These include NDIA, Force Protection Equipment Demonstration, Washington and IDEX, Abu Dhabi. Feedback at all of the exhibitions was positive and has resulted in significant business development opportunities and proposal follow up.
Over the coming months we will be exhibiting in the USA at Modern Day Marine, the National Guard Show, the Association of the US Army Exposition, and the International Association of Chiefs of Police Conference. Most of these we have exhibited at in past years, and are establishing a clear, regular, credible presence.
Aside from this we have a number of demonstration firings agreed for specific DOD and law enforcement customers in the next few months. Being able to demonstrate our weapons is a distinct advantage as we bring the Company into the sales cycles of these major opportunities.
Summary
This concludes the first part of the CEO Bulletin. I look forward to providing the second part, more focused on our weapon systems and contracts, very soon.
Lee Finniear
CEO
Metal Storm Limited

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
APPENDIX 3X — DR LEE FINNIEAR
BRISBANE, QLD, 23 June, 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On 19 January 2007, Metal Storm Limited (Company) announced Dr Lee Finniear’s appointment as CEO of the Company, effective from 19 February 2007. Details of Dr Finniear’s remuneration as CEO were released to ASX on 27 February 2007, including provision for the grant of 1,000,000 unlisted options over ordinary shares of the Company (Options). The Options were subsequently granted to Dr Finniear and an Appendix 3B was released to ASX on 13 March 2007.
On 24 May 2007, Dr Finniear was appointed managing director of the Company. Announcement of Dr Finniear’s appointment was made to the ASX on the same day. Due to an administrative oversight, an Appendix 3X pursuant to Listing Rule 3.19A was not lodged.
After consultation with ASX, the Appendix 3X for Dr Finniear is now released under this covering letter. The Company notes that the Options have been disclosed in the market since their date of issue, including in each of the Company’s annual reports since the Options were issued in 2007.
The Company has since adopted a revised corporate governance framework with written policies and procedures for matters of a governance nature including directors’ and the Company’s obligations under Listing Rule 3.19A. Directors are aware of their obligations to provide the Company with details of and changes in notifiable interests, within the time frame provided by Listing Rule 3.19A.
The Company considers that its current procedures are adequate to ensure compliance with Listing Rule 3.19B.
METAL STORM LIMITED
PR WETZIG
Company Secretary

Appendix 3X
Initial Director’s Interest Notice
Appendix 3X
Initial Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity     Metal Storm Limited
ABN     99 064 270 006
We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee John Finniear

Date of appointment	24 May 2007
Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
1,000,000 Unlisted options exercisable at $0.185 per share expiring 8 Mar 2012

+	See chapter for defined terms.

Appendix 3X Page 2

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities

Note: Provide details of the circumstances giving rise to the relevant interest.
Part 3 — Director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
Detail of contract
Nature of interest
Name of registered holder
(if issued securities)
No. and class of securities to which interest relates

+	See chapter for defined terms.

Appendix 3X Page 3

Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity       Metal Storm Limited
ABN 99 064 270 006
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee John Finniear

Date of last notice	23 June 2009
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	N.A.
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	16 June 2009

No. of securities held prior to change	Direct	Unlisted options	1,000,000

Class	Ordinary shares

Number acquired	10,000

Number disposed	N.A.

Value/Consideration	$0.036 per share
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	Direct	Ordinary shares	10,000
	Direct	Unlisted options	1,000,000

+	See chapter for defined terms.
Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Nature of change

Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

On market trade
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change

Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration

Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+	See chapter for defined terms.
Appendix 3Y Page 2

METAL STORM LIMITED ACN 064 270 006
Share Purchase Plan Update
Brisbane, Australia — 26 June 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
The Metal Storm Share Purchase Plan (SPP) has raised $824,500 to 5:00 p.m. Thursday, 25 June 2009.
A number of shareholders have raised the issue that the SPP closes on 30 June 2009 being the end of financial year which is restricting their ability to participate. The Board have therefore determined to extend the closure of the SPP until 5:00 p.m. Friday, 3 July 2009.
The Directors are pleased with the results thus far. However, there are still further funds to raise before we reach our $2m target.
Metal Storm Directors who are shareholders will be contributing the maximum amount allowable under the plan. The technology’s inventor and largest individual shareholders, Mike and Rhonda O’Dwyer, have also contributed to the maximum extent permissible.
The Board encourages shareholders who wish to participate in the SPP to complete their application forms and submit them as soon as possible.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
CEO Bulletin II
Brisbane, Australia — 26 June 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Fellow Shareholders,
In this second part of the CEO Bulletin I want to share with you some of the recent advances with 3GL and MAULTM products. I intend to cover more on FireStormTM in future releases in the coming months.
In particular I’d like to provide some Q&A on MAUL™. We are very excited about this new weapon, but I believe that we need to explain more about why the military and law enforcement communities are giving such strong, positive feedback about its capabilities.
Before I do this, however, I would like to share some really good news on 3GL.
3GL Integration to Assault Rifle Cleared for Shoulder-Firing
In February this year we announced that we had completed safety certification of the stand alone 3GL for man-firing. Since then the team has been working on HE munition qualification, 3GL environmental testing and on the development of a strong, lightweight mounting system suitable for qualifying the weapon when integrated to an assault rifle. I am pleased to announce that we have now cleared the integrated weapon system for safe man-firing when mounted to an assault rifle.
Yesterday we completed a series of live fire trials of the 3GL integrated to an M16 at the Belmont range in Queensland. The test program included alternating rapid fire from the M16 and 3GL in a single action to demonstrate how easy it is to transition between the two weapons during a fire engagement. We also used high speed cameras to record how the two weapons interacted dynamically when shoulder fired.

I was particularly impressed with the results of the trials. The transition between firing the M16 rifle, then the 3GL and then back to the M16 again was seamless and ergonomically effective. Leaving the right hand on the assault rifle pistol grip, the left hand simply slides back a few centimetres from a barrel support grip onto the 3GL pistol grip. At the same time the eye moves onto the 3GL sight, all the while maintaining the eye contact with the target. Three 40mm grenades can then be delivered to the target in little over a second, and can be immediately followed by more 5.56mm from the assault weapon. Having performed several of the test firings personally, I can speak with authority on the overall performance of the integrated weapon.

With this step completed we are now able to demonstrate to customers the full firepower capability of a warfighter equipped with a 3GL as an integrated part of his primary weapon. It leaves no doubt as to the firepower advantage it provides to any force equipped with 3GL in its fire teams.
Video of the firing is currently being compiled and will be available at the following URL by close of business on Monday, 29th June (or sooner if possible): http://www.metalstorm.com/release/3GL-Assault-Weapon-Integration.html
MAUL™ Questions and Answers
The firing of our weapons at the very recent International Infantry & Joint Services Small Arms Systems Symposium live firing demonstrations in Nevada, USA, has really given significant impetus and exposure to our current products. The theme this year was “Enhancing Small Arms Effectiveness in Current and Future Operations” and Metal Storm’s weapons certainly played to that well.
The response we have received, particularly since the launch of our MAUL™ weapon has been overwhelming and extremely positive. The enquiries we have received comes from customers and user agencies who really are seeking the capability that MAUL™ provides. Inquiries are coming from US military and law enforcement agencies, as well as a number of countries outside the US.
To let each of you get to know MAUL™ a little better we have compiled a series of questions and answers, which together provide a picture of what this impressive, compact weapon has to offer our customers and our business.
What is MAUL™?
MAUL™ is a lightweight, modular, 12 gauge, 5 shot, semi-automatic shotgun for military and law enforcement users. It has been designed to deliver non-lethal and lethal munitions. All this capability is delivered in a weapon weighing only 1.8 lb (800g), making it one of the lightest semi-automatic 12 gauge weapons in the world.
MAUL™ can fire 5 rounds as fast as the user can pull the trigger, and can be rapidly reloaded in one smooth movement by inserting another 5 round munition tube into the receiver.

What are the key capabilities of MAUL™?
MAUL™ rates as one of the most exciting weapon developments in the Company’s history. It capitalises on Metal Storm’s technology to deliver a wide range of capabilities in a weapon that is extremely light, silent in operation before firing, versatile, efficient in design, reliable and low cost. MAULTM is a multi-role weapon that can adapt in real time to the dynamics of today’s urban battlefield.
In the military setting, shotguns have been used in close quarter fighting and in jungle warfare for over a century. Shotguns have significant downsides however; the squad has to carry an extra weapon, adding unnecessary weight and potentially reducing the number of assault rifles available. With the introduction of MAULTM, the balance has shifted dramatically.
When mounted to an assault rifle, MAUL™, provides a real force multiplier. The combined weapon offers the warfighter a choice of 5.56mm and 12 gauge lethal munitions immediately available in a single lightweight weapon system. In addition to increased firepower, MAUL™ can be instantly re-loaded with door-breaching or less lethal munitions by swapping the munition tube. Importantly, if one barrel has a stoppage, the warfighter has another barrel he can rely on to defend himself and pursue the mission in an otherwise vulnerable situation.
In the law enforcement setting, MAUL™ provides a compact, versatile less lethal weapon system either combined with an assault rifle or on its own shoulder stock. MAUL™ provides law enforcement officers with the option of a scaled response to take control of a situation quickly. MAULTM‘s silent operation before firing offers the stealth required to maintain element of surprise, while its range of munition capabilities can be instantaneously accessed to meet the evolving needs of the incident or mission.
MAUL™ will be offered with a range of less lethal munitions such as blunt impact, electro-muscular incapacitation, frangible nose chemical and marker munitions, together with lethal munitions including a buckshot round.

Who needs MAUL™?
MAUL™ is attractive to law enforcement agencies and military users.
Law enforcement agencies include police forces, homeland security, customs agencies and other government security forces. The value of MAUL™ to these agencies includes:
•	MAUL™ can be used either as a compact, lightweight stand alone weapon or as a module on an assault rifle

•	MAUL™ will offer a range of less lethal munitions including blunt impact, door breaching, non lethal frangible munitions and tag and track GPS munitions

•	MAULTM allows a scaled response to any situation. In other words a police officer can deploy less lethal munitions to control a situation, but move to a lethal response if less lethal is no longer an option

•	Munition types can be changed instantly to suit rapidly changing incident dynamics, for example, changing from blunt impact to door breaching to electro-muscular incapacitation as the situation demands.
For the military, MAUL™ offers the following advantages:
•	MAUL™ mounts on most military combat rifles.

•	In complex urban environments in shorter range engagements it provides a semi-automatic less lethal response alternative in tandem with a lethal assault rifle. This allows the warfighter to operate within the rules of engagement where the threat is unclear or hidden among the civilian population.

•	When loaded with lethal munitions MAULTM provides a range of capabilities of particular benefit in urban and shorter range combat environments. When combined with an assault rifle MAULTM adds a second lethal barrel which allows a soldier to remain active and lethal in a firefight if he has a stoppage in his main assault rifle.

•	MAUL™ will offer a range of less lethal and lethal munitions. Lethal munitions include buckshot, lethal slug and other munitions for situations where a second lethal barrel is required to meet operational circumstances.

•	Additionally MAUL™ provides door breaching capabilities which are so often required in today’s operational environment.

•	MAUL’s™ semi-automatic capability goes a long way to overcoming the need to have a separate combat shotgun in the squad.

Why is it better than its competitors?
Unlike its legacy counterparts, MAULTM is:
•	Extremely lightweight

•	Has a smaller physical profile

•	No moving parts to jam

•	Silent prior to firing

•	No cocking or cycling required

•	Quicker to reload and fire

•	Munition tubes can be smoothbore or rifled to suit the munition
MAUL fits neatly under the M4 Barrel or standalone
Where are we now with MAUL™?
The US product launch and first public demonstration of MAUL™ was to a broad audience at the NDIA Small Arms Symposium in Las Vegas, Nevada in May this year. A number of additional demonstrations to various user groups have been arranged over the coming weeks.
Available munitions currently include a less lethal blunt impact round and a kinetic round. Several other munitions are currently in development and testing.
MAUL™ has been integrated with the M4 combat rifle and is also available with a stand-alone stock.
What’s next for MAUL?
The next steps are quite clearly defined. We are actively developing additional munitions, prioritized by the needs of our customer base.
In parallel with the additional munitions, we are moving MAULTM into a qualification process so that it meets the stringent requirements of the military and law enforcement communities.

We anticipate that MAULTM will be qualified and available for our customers with a range of munition options within 18 months.
It’s range of capabilities, combined with broad appeal of an ultra-light, versatile weapon in military and law enforcement markets makes MAUL™ a key product in Metal Storm’s commercial future.

Summary
With our weapons having reached the level where they can be effectively demonstrated, the sales process is now ramping up significantly. Metal Storm is aggressively positioning itself as more than just an R&D company, but one that, with its partners, is capable of marketing, selling and delivering these weapon systems to military and law enforcement customers. Our partnerships remain strong, and complementary new ones are in process. Above all, we have proven our technology works, and are showing that Metal Storm can provide a genuine advance in capability in a focused but substantial area of the military and law enforcement market.
The Share Purchase Plan is currently open and its outcome critically important for the Company. I hope and trust that each one of you will consider participating, and I thank all you who have already contributed to this endeavour.
I look forward to providing you with more updates in the near future.
Dr. Lee Finniear
CEO
Metal Storm
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2009	Metal Storm Limited

	By:	/s/ Peter Wetzig

	Name:	Peter Wetzig
	Title:	Company Secretary